# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EDENOR, CIK 0001395213
CUSIP: 29244A102
Title of class of securities: American Depositary Shares ("ADSs"), each representing 20 Class B Shares ("Class B Shares")
Address of issuer's principal executive offices: Avenida del Libertador 6363, Quarto Piso, CP 1428, Buenos Aires, Argentina (C1), C1428ARG
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-002264
Filed by CIK 0001839497

## Reporting persons
- Helikon Investments Limited: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,788,285; sole dispositive power 0; shared dispositive power 1,788,285; aggregate amount beneficially owned 1,788,285 (8.09% of the class)
- Federico Riggio: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 1,788,285; sole dispositive power 0; shared dispositive power 1,788,285; aggregate amount beneficially owned 1,788,285 (8.09% of the class)

## Item 1. Issuer
Name of issuer: EDENOR
Address of issuer's principal executive offices: Avenida del Libertador 6363, Quarto Piso, CP 1428, Buenos Aires, Argentina

## Item 2. Person Filing
Name of person filing:
(i) Helikon Investments Limited a United Kingdom public limited company ("Helikon UK"), with respect to American Depositary Shares ("ADSs"), each representing 20 Class B Shares ("Class B Shares") of Skeena Resources Ltd., a Vancouver corporation (the "Company"), held by Helikon Long Short Equity Fund Master ICAV (the "Helikon Fund") managed by Helikon UK

(ii) Federico Riggio ("Mr. Riggio", and together with Helikon UK, the "Reporting Persons"), with respect to the ADSs directly held by the Helikon Fund.
Address of principal business office or, if none, residence:
(i) Helikon UK; 17 Waterloo Place, London SW1Y 4AR.

(ii) Mr. Riggio 17 Waterloo Place, London SW1Y 4AR.
Citizenship: Helikon UK is a United Kingdom public limited company organized under the laws of the United Kingdom. Mr. Riggio is a citizen of the Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Helikon UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 22,110,519 Shares outstanding.
Percent of class: 8.09
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Helikon UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2025

Helikon Investments Limited
By: /s/ Paul McLernon
Paul McLernon / Director

Federico Riggio
By: /s/ Federico Riggio

## Signatures
- Helikon Investments Limited: /s/ Paul McLernon, Paul McLernon - Director (08/13/2025)
- Federico Riggio: /s/ Federico Riggio, Federico Riggio (08/13/2025)